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SEC

19005974

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48431

Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelman & Co., LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

627 E. Bay Point Road
(No. and Street)

Milwaukee	Wisconsin	53217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Edelman — 414 228-9314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Edelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman & Co., LTD, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALMA KHAN
Notary Public
State of Wisconsin

[Signature] 2/25/19
Signature

President
Title

[Signature] 2/25/19 Commission Expires: 6/26/2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edelman & Co., LTD

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

EDELMAN & CO., LTD.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Edelman & Co., LTD

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edelman & Co., LTD, as of December 31, 2018, the related statements of changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Edelman & Co., LTD as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edelman & Co., LTD's management. My responsibility is to express an opinion on Edelman & Co., LTD's financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Edelman & Co., LTD in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Edelman & Co., LTD's financial statements. The supplemental information is the responsibility of Edelman & Co., LTD's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 19, 2019

Edelman & Co., LTD [redacted]

EDELMAN & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	62,627
Prepaid expenses		1,046
Deferred Tax Asset		5,500
TOTAL ASSETS		69,173

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		4,723
Accrued income tax		-
Accrued SEP contribution		-
TOTAL LIABILITIES		4,723
STOCKHOLDERS' EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000
Retained earnings		49,450
TOTAL STOCKHOLDER'S EQUITY		64,450
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	69,173

EDELMAN & CO., LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Capital Stock	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 15,000	$ 42,828	$ 57,828
Stock Issue	-	-	-
Net Income	-	6,622	6,622
BALANCE AT END OF YEAR	$ 15,000	$ 49,450	$ 64,450

EDELMAN & CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	6,622
Adjustments to reconcile net income to net cash provided by		
(used in) operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(1,046)
Prepaid income tax		-
Increase (decrease) in operating liabilities:		
Income tax payable		-
Accounts payable		1,789
Accrued expenses		-
Net Cash (Used in) Operating Activities		7,365
NET INCREASE IN CASH		7,365
CASH AT BEGINNING OF THE YEAR		55,262
CASH AT END OF THE YEAR	$	62,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Edelman & Co., Ltd. (the Firm) was formed on November 15, 1994 as a Corporation in the state of Wisconsin. The Firm is engaged in financial consulting on corporate mergers and acquisitions.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. Management provides for probable uncollectible accounts through a charge to earnings and a valuation allowance.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2018, there were no advertising costs incurred.

g. Revenue Recognition—The Firm recognizes income upon the completion of the consulting engagement.

   In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm.

h. Income Taxes – Income taxes are calculated on taxable earnings at applicable rates. Taxable earnings may vary from financial statement earnings because income tax returns are filed on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns.

   The firm's federal and state income tax returns for 2014 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 2: EMPLOYEE BENEFIT PLANS

The Firm has established a simplified employee pension plan (SEP). Contributions paid each year may not exceed 25% of the employee earnings. There were $0 of contributions for 2018.

The Firm has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c301), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2018, the Firm's net capital was $57,904 which was $52,904 in excess of its minimum net capital requirement.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm uses office space located in the residence of the Firm's sole stockholder. The Firm is not charged for use of this space.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2018, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 6: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Firm does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Firm is exempt from the provisions of that rule.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued.

EDELMAN & CO., LTD.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2018
SCHEDULE I

Total ownership equity from Statement of Financial Condition	$	64,450
less nonallowable assets from Statement of Financial Condition		6,546
Net capital before haircuts on securities positions		57,904
Haricuts on securities		-
Net Capital		57,904
Aggregate indebtedness		4,723
Net capital required based on aggregate indebtedness (6-2/3%)		315
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		52,904
Total aggregate indebtedness		
(a) - 10% of total aggregate indebteness		472
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	51,904
Percentage of Aggregate Indebtedness to Net Capital		8.16%

There were no material differences between the above computation and the Firm's unaudited Form FOCUS Part IIA filing as of December 31, 2018

Edelman & Co., LTD
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of
Edelman & Co., LTD

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Edelman & Co., LTD, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (i), and Edelman & Co., LTD stated that there have not been any exceptions to the exemption over the year ended December 31, 2018. Edelman & Co., LTD's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
February 14, 2019

Edelman & Co., Ltd.

February 14, 2019

To Whom it May Concern:

Pursuant to an agreement dated April 11, 2000 (the "Agreement") relating to membership in the National Association of Securities Dealers, Inc. and its successor, FINRA, Edelman & Co., Ltd. ("Ltd.") operates its business pursuant to SEC Rule 15c3-3(k)(2)(i), does not hold customer funds or safekeep customer securities, has not done so at any time, and does not anticipate doing so. Edelman is an investment banking firm engaged in mergers and acquisitions advisory services and other strategic financial advisory services. There is not and has not at any time been any special account for holding customer funds or safekeeping customer securities. There have not been any exceptions to the exemption over the year ended December 31, 2018.

Sincerely,

Robert H. Edelman
President

333 West Brown Deer Road Box 152 • Milwaukee, WI 53217
Telephone 414 228-9314 • E-mail rhe@edelmancoltd.com
Established 1994